January 8, 2014

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Mark Webb, Legal Branch Chief

Re:                             Heritage Oaks Bancorp

Registration Statement on Form S-4

Filed November 20, 2013

File No. 333-192421

Ladies and Gentlemen:

Set forth below are the responses of Heritage Oaks Bancorp, a California corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally to the Company on January 6, 2014 with respect to the Registration Statement on Form S-4 filed on November 20, 2013 (the “Registration Statement”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response to such comment.  Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

1.                                      On pages 71 and 72 of the Registration Statement, the Staff notes two tables that compare the Company’s proposed merger with the mean and median of the precedential transactions that Sandler O’Neill used in connection with delivering its fairness opinion.  If material, revise the tables to include columns for the high and low in order to show the range of precedential transactions.

The Company does not believe that the high and low data points are material.  Please also see the Company’s response to the Staff’s second oral comment below.

2.                                      For every Sandler O’Neill line item analysis that does not appear to support the Board of Directors of Heritage Oaks’ recommendation, if any, please revise to disclose that the Board of Directors of Heritage Oaks noted such line item analysis and explain why, despite such analysis, the Board of Directors of Heritage Oaks recommended the proposed merger.

There are no such line item analyses that do not support the Board of Directors of Heritage Oaks’ recommendation.

The Company thanks the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding our responses above.  If you have any questions with respect to the foregoing, please do not hesitate to call me at (805) 369-5290 or Jordan Hamburger of Manatt, Phelps & Phillips, LLP at (310) 312-4331.

Sincerely,

/s/ WILLIAM RAVER
William Raver
General Counsel

cc: Jordan Hamburger